The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

Mitra Surrell	Direct Dial: 202-239-3685	Email: mitra.surrell@alston.com

June 10, 2020

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Jaea Hahn

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 461 to the Trust’s Registration Statement on Form N-1A, filed on April 14, 2020

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via telephone on June 1, 2020 (the “Comments”), relating to Post-Effective Amendment No. 461 to the Trust’s Registration Statement on Form N-1A filed on April 14, 2020 regarding the Longboard Alternative Growth Fund (the “Fund”), a series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (the “SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

Please respond to all Comments in writing, addressed to Ms. Hahn and filed as correspondence on EDGAR.

Response #1

The Registrant will respond as requested.

Comment #2

The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

Response #2

The Registrant acknowledges the Staff’s Comment.

Comment #3

Where a comment applies to disclosure that appears multiple times in the Registration Statement, please make the changes each time the disclosure appears.

Response #3

The Registrant will make conforming changes throughout the Documents in response to each Staff Comment.

Comment #4

The Staff notes that the Fund’s investment strategy is changing, please supplementally inform the Staff why the Board of Trustees believes that these changes are consistent with its fiduciary duties and are in the best interests of shareholders who did not vote for these changes. In the response:

a)       Explain in detail what information the Board considered and how it weighed the information in arriving to its decision;

b)       Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives; and

c)        Support the explanation of the Board’s deliberation with data (for example, provide data on the expected cost savings from the proposed changes (i.e. the cost of changing the strategy vs. liquidating and creating a new fund).

Response #4

The Board believes that approval of the modification to the Fund’s investment strategy is consistent with its fiduciary duties to the Fund and its shareholders. In considering approval of the change to the Fund’s investment strategy, the Board considered, at a meeting of the Board, the revised prospectus and SAI for the Fund and the Adviser’s oral explanation for the proposed investment strategy change including its potential benefits to shareholders. The Board noted that the proposal would have the Fund shift to a multi-strategy concept that retained its original investment strategy as a major sleeve component rather than moving to an entirely new investment strategy for the portfolio as a whole. Among the factors considered by the Board, the Board weighed the benefits of a more diversified portfolio, and noted that the Adviser expected to gradually incorporate the new strategies within the Fund’s portfolio over a 12 to 24 month period. In light of the additive rather than transformative scope of changes proposed by the Adviser, the Board did not consider liquidation of the current Fund and formation of a new Fund to be necessary or cost-effective.

Comment #5

Explain why the Adviser believes the proposed changes are consistent with its fiduciary duties to the Fund.

Response #5

The Adviser believes the proposed changes are consistent with its fiduciary duties for the following reasons. The Adviser believes that the Fund’s revised investment strategies will offer shareholders a more complete solution by providing more diversification of the Fund’s portfolio. Further, the investment objective of the Fund is to produce returns that also offer diversification and non-correlation to traditional investments. This evolution or further diversification of the Fund’s investment strategies will better help the Adviser to achieve the Fund’s investment objective while providing consistent returns with low correlation.

Comment #6

Have the Trust and the Fund informed shareholders of the proposed changes? If so, would you please provide the Staff a copy of the notice and provide information regarding how and when notice was sent.

Response #6

The Trust and the Fund have informed shareholders of the proposed changes in a Supplement to the Prospectus and SAI dated April 15, 2020. The Supplement is included as Appendix A to this response letter. The Supplement was filed on EDGAR on April 15, 2020, SEC Accession No. 0001580642-20-001616.

Comment #7

Please inform the Staff in your response letter what percentage of the portfolio needs to be repositioned as a result of the changes.

Response #7

The Registrant confirms to the Staff that approximately 30% of the Fund’s portfolio may be repositioned over the next 12-24 months as a result of the change in investment strategy.

Comment #8

Have any shareholders contacted the Fund regarding the proposed changes, and if so have they expressed displeasure or threatened legal action.

Response #8

The Registrant confirms to the Staff that no shareholders have contacted the Fund regarding the proposed changes.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #9

Please confirm that any acquired fund fees and expenses greater that 0.01% of the Fund’s assets will be reflected as a line item in the Fee Table.

Response #9

The Registrant confirms to the Staff that any acquired fund fees and expenses greater that 0.01% of the Fund’s assets will be reflected as a line item in the Fee Table.

Comment #10

Please confirm in correspondence that the Subsidiary’s management fee including any performance fees will be included in Management Fees in the Fee Table, and that the Subsidiary’s expenses will be included in Other Expenses.

Response #10

The Registrant confirms to the Staff that the Subsidiary’s management fee including any performance fees will be included in Management Fees in the Fee Table, and that the Subsidiary’s expenses will be included in Other Expenses.

Comment #11

Please confirm that the Subsidiary and its Board will agree to designate an agent for service of process in the US.

Response #11

The Registrant confirms to the Staff that the Subsidiary and its Board will agree to designate an agent for service of process in the US.

Comment #12

Please confirm that the Subsidiary’s Board will agree to inspection by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder.

Response #12

The Registrant confirms to the Staff that the Subsidiary’s Board will agree to inspection by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Summary Section – Principal Investment Strategy

Comment #13

Please confirm whether the Fund will invest in affiliated or unaffiliated ETFs and explain how the Fund will comply with Section 12 of the 1940 Act with respect to investments in ETFs.

Response #13

The Registrant confirms to the Staff that the Fund will only invest in unaffiliated ETFs. The Registrant is aware of the limitations under Section 12(d)(1) of the 1940 Act and the Registrant confirms that the Fund will comply with Section 12(d) of 1940 Act when investing in ETFs.

Comment #14

The disclosure states that, “The Fund may invest up to 30% of its assets (whether directly or through the Subsidiary) pursuant to the Futures Strategy.” Please discuss whether these investments will be managed to include or limit non-qualified income so that the Fund will be treated as a regulated investment company under Subchapter M of the Internal Revenue Code (the “Code”).

Response #14

The Registrant confirms that the Fund manages its total exposure to futures in the Fund and Subsidiary in order to ensure that it will continue to qualify for favorable tax treatment as a regulated investment company under Subchapter M of the Code.

Comment #15

Please clarify the role of cash and cash equivalents in the Fund’s portfolio. For example, will the Fund use these positions as collateral.

Response #15

The Adviser allocates the Fund’s assets not invested in derivative instruments, such as swaps or futures, pursuant to the Equity or Futures strategies or used as margin to the Fixed Income strategy in order to generate interest income. Cash and cash equivalents are used as a part of the Fixed Income strategy and are not separate from it. The disclosure has been revised to clarify this point.

Comment #16

Does the 50-90% allocation of its assets pursuant to the Fixed Income Strategy include the 5% of its assets in short-term fixed income securities and cash or cash equivalents?

Response #16

The Registrant confirms to the Staff that the allocation of its assets pursuant to the Fixed Income Strategy includes the 5% of its assets in short-term fixed income securities and cash or cash equivalents. Further, the Registrant has clarified the disclosure regarding the Fund’s Fixed Income Strategy as follows in response to the Staff’s Comment:

Under normal market conditions, the Fund may invest up to ~~100~~90%, and typically ~~generally~~ invests between ~~50-90~~30-60%, of its total assets pursuant to the Fixed Income Strategy ~~and/or in cash and cash equivalents~~, although it reserves the right to invest up to ~~10090100~~% of its assets pursuant to the Fixed Income Strategy ~~and/or in cash and cash equivalents~~. The purpose of such investments is to generate interest income by capturing the yield on excess cash.

Comment #17

Please discuss how the Fund will allocate between the strategies within any given time.

Response #17

The Registrant has added the following disclosure in response to the Staff’s Comment to clarify how the Fund’s assets will be allocated between the strategies:

The Fund pursues its investment objective using three principal strategies: an Equity Strategy, a Futures Strategy and a Fixed Income Strategy. Under normal market conditions, the Fund’s assets will be allocated among the three strategies according to the Fund’s asset allocation model which, consistent with the Fund’s benchmark, the Morningstar Moderate Target Risk Index, targets exposures equivalent to 60% stocks/40% bonds. Under normal market conditions, the typical allocation range (as a percent of the Fund’s total assets) is (i) Equity Strategy: 65%-90%; (ii) Futures Strategy: 0%-10%; and, (iii) Fixed Income Strategy: 30%-60%. These asset allocation ranges are targets. The Adviser has discretion to reallocate the Fund’s assets among the strategies and allowable investments described below. As a result of market gains or losses, the percentage of the Fund’s assets invested in each strategy at any given time may be different from the asset allocation target ranges shown above.

Summary Section – Principal Investment Risks

Comment #18

Significant market events have occurred as a result of the COVID-19 pandemic since this post-effective amendment was filed, please consider whether the Fund’s disclosure, including its risk disclosures should be revised based on how these events may affect the Fund and its investments. If the Registrant believes no additional disclosure is warranted, please explain why not.

Response #18

The Registrant has revised/add the following risk disclosures in response to the COVID-19 pandemic:

Summary Prospectus

•	General Market Risk. Foreign and domestic economic growth and market conditions, interest rate levels, political events, terrorism, war, natural disasters, disease/virus epidemics and other events are among the factors affecting the securities markets in which the Fund invests. There is risk that these and other factors may adversely affect the Fund’s performance. You could lose money by investing in the Fund.

Statutory Prospectus

General Market Risk. Domestic and foreign economic growth and market conditions, interest rate levels, political events, terrorism, war, natural disasters, disease/virus epidemics and other events are among the factors affecting the securities markets in which the Fund invests. There is risk that these and other factors may adversely affect the Fund’s performance. These events could reduce consumer demand or economic output, result in market closure, travel restrictions or quarantines, and generally have a significant impact on the economy. These events could also impair the information technology and other operational systems upon which the Fund’s service providers, including the Adviser, rely, and could otherwise disrupt the ability of employees of the Fund’s service providers to perform essential tasks on behalf of the Fund. Governmental and quasi-governmental authorities and regulators throughout the world have in the past responded to major economic disruptions with a variety of significant fiscal and monetary policy changes, including but not limited to, direct capital infusions into companies, new monetary programs and dramatically lower interest rates. An unexpected or quick reversal of these policies, or the ineffectiveness of these policies, could increase volatility in securities markets, which could adversely affect the Fund’s investments. Accordingly, you should consider your own investment goals, time horizon, and risk tolerance before investing in the Fund. An investment in the Fund may not be appropriate for all investors and is not intended to be a complete investment program. An investment in the Fund is not a deposit in the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. You may lose money by investing in the Fund.

SAI

Additional Risks - Recent Market Events.

The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. The value of a security or other instrument may decline due to changes in general market conditions, economic trends or events that are not specifically related to the issuer of the security or other instrument, or factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates generally do not have the same impact on all types of securities and instruments.

Stresses associated with the 2008 financial crisis in the United States and global economies peaked approximately a decade ago, but periods of unusually high volatility in the financial markets and restrictive credit conditions, sometimes limited to a particular sector or a geography, continue to recur. Some countries, including the United States, have adopted and/or are considering the adoption of more protectionist trade policies, a move away from the tighter financial industry regulations that followed the financial crisis, and/or substantially reducing corporate taxes. The exact shape of these policies is still being considered, but the equity and debt markets may react strongly to expectations of change, which could increase volatility, especially if the market’s expectations are not borne out. A rise in protectionist trade policies, and the possibility of changes to some international trade agreements, could affect the economies of many nations in ways that cannot necessarily be foreseen at the present time. In addition, geopolitical and other risks, including environmental and public health, may add to instability in world economies and markets generally. Economies and financial markets throughout the world are becoming increasingly interconnected. As a result, whether or not the Fund invests in securities of issuers located in or with significant exposure to countries experiencing economic, political and/or financial difficulties, the value and liquidity of the Fund’s investments may be negatively affected by such events.

An outbreak of infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has now been detected globally. On March 11, 2020, the World Health Organization announced that it had made the assessment that COVID-19 can be characterized as a pandemic. COVID-19 has resulted in travel restrictions, closed international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, business and school closings, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. The impact of COVID-19, and other infectious illness outbreaks that may arise in the future, could adversely affect the economies of many nations or the entire global economy, individual issuers and capital markets in ways that cannot necessarily be foreseen. In addition, the impact of infectious illnesses in emerging market countries may be greater due to generally less established healthcare systems. Public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The value of the Fund and the securities in which the Fund invests may be adversely affected by impacts caused by COVID-19 and other epidemics and pandemics that may arise in the future.

Comment #19

The Staff notes that the risks should be prioritized and not in alphabetical order. [Possibly after listing the most significant risk you may want to alphabetize the remaining risks.] See ADI 2019-08, Improving Principal Risk Disclosure.

Response #19

The Registrant has given the Staff’s position, as well as Director Blass’s remarks, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Further, the Registrant notes that Form N-1A, Items Item 4(b)(1) and 9(c) do not prescribe the order in which a fund’s principal risk factors must be listed. The Registrant believes that listing the Fund’s principal risks in alphabetical order is a straightforward approach that enables investors to easily identify the location of a particular risk factor and to compare them with the risks of investment in other funds. Therefore, the Registrant respectfully declines to reorder the Fund’s principal risks so that they appear in order of significance rather than alphabetical order.

Comment #20

Under Foreign Risk, please clarify whether foreign commodities are also subject to heightened risk.

Response #20

The Registrant has revised the disclosure as follows in response to the Staff’s Comment:

•	Foreign Risk: To the extent the Fund invests in foreign commodities and American Depository Receipts (“ADRs”) directly, the Fund may be subject to risks not usually associated with owning securities of U.S. issuers. These risks can include fluctuations in foreign currencies, foreign currency exchange controls, political and economic instability, differences in financial reporting, differences in securities regulation and trading, and taxation issues.

Statutory Section – Principal Investment Strategies

Comment #21

The Staff notes that the Item 9 disclosure repeats a lot of the Item 4 disclosure, therefore consider shortening the Item 4 disclosure.

Response #21

The Registrant has made a few adjustments to the disclosure, as deemed appropriate, in response to the Staff’s Comment to reduce the amount of duplicative disclosure.

Statement of Additional Information

Wholly-Owned Subsidiary

Comment #22

Please add disclosure that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8 of the 1940 Act) and capital structure and leverage (Section 18 of the 1940 Act) on an aggregate basis with the Subsidiary.

Response #22

The following disclosure has been added to the Fund’s prospectus (see third paragraph in particular):

The Subsidiary

The Fund may invest up to 25% of its total assets in the Subsidiary. When formed, the Subsidiary will be organized under the laws of the Cayman Islands, and will be overseen by its own board of directors. The Fund will be the sole shareholder of the Subsidiary. It is not currently expected that shares of the Subsidiary will be sold or offered to other investors.

As with the Fund, the Adviser will be responsible for the Subsidiary’s day-to-day business pursuant to an investment advisory agreement with the Subsidiary. Under this agreement, the Adviser provides the Subsidiary with the same type of management services, under the substantially similar terms, as are provided to the Fund. The Subsidiary’s advisory agreement will be subject to the same regulatory requirements applicable to the Fund’s agreement. The Subsidiary, when formed, is also expected to enter into separate contracts for the provision of custody, transfer agency, and audit services with the same service providers that provide those services to the Fund.

To the extent they are applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the Fund’s compliance policies and procedures. As a result, the Adviser, in managing the Subsidiary’s portfolio, is subject to the same investment policies and restrictions that apply to the management of the Fund, and, in particular, to the requirements relating to capital structure, leverage, liquidity, brokerage, and the timing and method of the valuation of the Subsidiary’s portfolio investments and shares of the Subsidiary with applicable compliance testing performed on a consolidated basis.

The financial statements of the Subsidiary will be consolidated in the Fund’s financial statements which are included in the Fund’s annual and semi-annual reports. The Fund’s annual and semi-annual reports are distributed to shareholders, and copies of the reports are provided without charge upon request as indicated on the back cover of this Prospectus.

Comment #23

Please disclose that the investment adviser to the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 of the 1940 Act) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.

Response #23

See response to Comment #22 above and, in particular, the bolded language (emphasis for this correspondence only) in second paragraph of the new disclosure.

Comment #24

The investment advisory contract between the Adviser and the Subsidiary is a material contract that should be included as an exhibit to the Registration Statement.

Response #24

The Registrant confirms that the investment advisory contract between the Adviser and the Subsidiary will be included as an exhibit to the Registration Statement once the Subsidiary has been formed.

Comment #25

Please disclose that each Subsidiary complies with the provisions relating to affiliated transactions and custody, Section 17 of the 1940 Act and identify the custodian of the Subsidiary.

Response #25

Please see the response to Comment #22 above, in particular, the third paragraph of the new disclosure. The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund's compliance program. The Subsidiary, under management by the same investment adviser as the Fund, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Fund. Accordingly, we believe this new disclosure sufficiently conveys the Subsidiary's compliance with the Section 17 requirements once formed. The Subsidiary's custodian, which is expected to be the same custodian as the Fund, will be identified in the SAI once the Subsidiary has been formed

Comment #26

In correspondence please confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response #26

The Registrant confirms to the Staff that the financial statements of the Subsidiary will be consolidated with those of the Fund.

***

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact Mitra Surrell at (202) 239-3685 or David J. Baum at (202) 239-3346.

Sincerely,

/s/ Mitra Surrell

Mitra Surrell

Attachment

Appendix A

Longboard ALTERNATIVE GROWTH Fund

CLASS A SHARES (SYMBOL: LONAX)

CLASS I SHARES (SYMBOL: LONGX

Supplement dated April 15, 2020

to the Prospectus and Statement of Additional Information

dated October 1, 2019

This Supplement contains new and additional information that supersedes any contrary information contained in the Longboard Alternative Growth Fund (the “Fund”) current Prospectus and Statements of Additional Information (“SAI”), and should be read in conjunction with the Prospectus and SAI. All capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus and SAI.

1.       Portfolio Managers

Michael Striano is no longer a portfolio manager of the Fund. All disclosures in the prospectus and SAI regarding Mr. Striano should be disregarded.

2.       Principal Investment Strategies

Effective June 15, 2020, the Fund is implementing a multi-strategy approach adding a futures strategy and fixed income strategy to its existing equity strategy. Accordingly, as of June 15, 2020, the Fund’s Principal Investment Strategies disclosure in each of the Summary and Statutory Sections of the Prospectus will be deleted and replaced with the following:

Summary Section

Principal Investment Strategies.

The Fund pursues its investment objective using three principal strategies: an Equity Strategy, a Futures Strategy and a Fixed Income Strategy.

Equity Strategy.  Under normal market conditions, the Fund pursues its investment objective by investing in domestic equity securities and equity-related derivative instruments. The Fund defines equity securities as (1) common stocks, (2) preferred stocks, (3) stock warrants, (4) stock rights, (5) debt securities that are convertible into stock, (6) American depository receipts, (7) exchange-traded limited partnerships, (8) exchange-traded funds (“ETFs”), and (9) real estate investment trusts (“REITs”) (“Equity Instruments”). Equity-related derivative instruments are investments that provide exposure to the performance of Equity Instruments, including total return swaps on a basket of Equity Securities managed by the Adviser, equity swaps (both single-name and index swaps) and similar pooled investment vehicles (collectively, “Equity Derivative Instruments” and together with Equity Instruments, “Instruments”). The Fund may obtain up to 100% of its exposure to Equity Securities through Equity Derivative Instruments.

The Fund will seek positive long-term capital appreciation through the use of a diversified alternative equity strategy, which has been developed by the Adviser. The Fund, when taking a “long” equity position, will purchase a security that will benefit from an increase in the price of that security. When taking a “short” equity position, the Fund borrows the security from a third party and sells it at the then current market price. A “short” equity position will benefit from a decrease in price of the security and will lose value if the price of the security increases. Similarly, the Fund may also take “long” and “short” positions in an Equity Derivative Instrument. A “long” position in an Equity Derivative Instrument will benefit from an increase in the price of the underlying security. A “short” position in an Equity Derivative Instrument will benefit from a decrease in price of the underlying security and will lose value if the price of the underlying security increases. Simultaneously engaging in long investing and short selling is designed to reduce the net exposure of the overall portfolio to general market movements. The Fund may allocate up to 100% of its assets to the Equity Strategy.

The Fund invests in the securities of, and/or derivatives instruments providing exposure to, issuers of any capitalization and in any style including individual company issuers, sector ETFs, index ETFs & commodity linked ETFs. Short positions may be taken in Equity Derivative Instruments, including but not limited to, futures and/or ETFs that represent equity indices, including, but not limited to the S&P 500 (large cap), S&P 400 (mid cap), and Russell 2000 (small cap) indices. The Adviser seeks to reduce risk by using a combination of tactical investment strategies and active hedging comprised of short positions in index futures contracts or ETFs. The degree to which the long portfolio is hedged is governed by factors such as targeted risk level, target beta exposures, the number of security positions in the portfolio and market volatility.

Futures Strategy. The Futures strategy employs a trend following strategy (identifying opportunities as prices trend up and down) similar in general concept to the managed futures industry at large. The strategy is systematic and rules based. The Adviser will consider a variety of exchange traded futures contracts and forward contracts. The Fund’s holdings, either direct or held through a wholly-owned and controlled subsidiary (the “Subsidiary”), will generally be diversified across the equities, energies, interest rates, grains, meats, soft commodities (such as sugar, coffee, and cocoa), currencies, and metals sectors; and will also be diversified across North America, Asia, Europe, Australia, and potentially Africa and South America. Through its investment in futures contracts and forward contracts, the Adviser seeks to capture long term trends in the global financial markets and commodities. Futures and forward contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.

The Fund may invest up to 30% of its assets (whether directly or through the Subsidiary) pursuant to the Futures Strategy. The Fund may invest up to 25% of its total assets in the Subsidiary. Assets in the Fund’s Subsidiary will be invested in commodity-related derivatives. The Fund may also invest directly in such instruments and certain financial-related derivatives. Additionally, the Fund will, at times, purchase options on futures contracts, to cover the potential obligation regarding delivery of assets specified in the contracts.

The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions.

Fixed Income Strategy. The Fixed Income strategy is designed to generate absolute returns from interest income with less volatility than equity markets by investing primarily in U.S. Dollar-denominated fixed income securities including: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) bonds, notes, or similar debt obligations issued by U.S. or foreign corporations, (3) U.S. asset-backed securities (“ABS”) and (4) U.S. structured notes. The Fund restricts fixed income securities to those having a short-term rating of prime (highest short-term debt category) and/or a long-term rating of investment grade (BBB- or higher). The fixed income portion of the Fund’s portfolio will be invested without restriction as to individual security maturity, but the average duration (a measure of interest rate risk similar to maturity) of the fixed income portfolio will not exceed 5 years. The Fund may invest up to 100% and generally invests between 50-90% of its assets pursuant to the Fixed Income Strategy and/or in cash and cash equivalents, although it reserves the right to invest up to 100% of its assets pursuant to the Fixed Income Strategy and/or in cash and cash equivalents.

The Fund will routinely invest more than 5% of its assets in short-term fixed income securities and cash or cash equivalents including, but not limited to, money market instruments, U.S. treasury bills, or shares of money market or short-term bond funds. The purpose of these investments is to capture the yield on excess cash and there is no limit on the amount of these investments.

The Fund is non-diversified.

Statutory Section

The Fund pursues its investment objective using three principal strategies: an Equity Strategy, a Futures Strategy and a Fixed Income Strategy.

Equity Strategy. Under normal market conditions, the Fund pursues its investment objective by investing in domestic equity securities and equity-related derivative instruments. The Fund defines equity securities as (1) common stocks, (2) preferred stocks, (3) stock warrants, (4) stock rights, (5) debt securities that are convertible into stock, (6) American depository receipts, (7) exchange-traded limited partnerships, (8) exchange-traded funds (“ETFs”), and (9) real estate investment trusts (“REITs”) (“Equity Instruments”). Equity-related derivative instruments are investments that provide exposure to the performance of Equity Instruments, including total return swaps on a basket of Equity Securities managed by the Adviser, equity swaps (both single-name and index swaps) and similar pooled investment vehicles (collectively, “Equity Derivative Instruments” and together with Equity Instruments, “Instruments”). The Fund may obtain up to 100% of its exposure to Equity Securities through Equity Derivative Instruments.

The Fund will seek positive long-term capital appreciation through the use of a diversified alternative equity strategy, which has been developed by the Adviser. The Fund, when taking a “long” equity position, will purchase a security that will benefit from an increase in the price of that security. When taking a “short” equity position, the Fund borrows the security from a third party and sells it at the then current market price. A “short” equity position will benefit from a decrease in price of the security and will lose value if the price of the security increases. Similarly, the Fund may also take “long” and “short” positions in an Equity Derivative Instrument. A “long” position in an Equity Derivative Instrument will benefit from an increase in the price of the underlying security. A “short” position in an Equity Derivative Instrument will benefit from a decrease in price of the underlying security and will lose value if the price of the underlying security increases. Simultaneously engaging in long investing and short selling is designed to reduce the net exposure of the overall portfolio to general market movements.

The Fund invests in the securities of, and/or derivatives instruments providing exposure to, issuers of any capitalization and in any style including individual company issuers, sector ETFs, index ETFs & commodity linked ETFs. Short positions may be taken in Equity Derivative Instruments, including but not limited to, futures and/or ETFs that represent equity indices, including, but not limited to the S&P 500 (large cap), S&P 400 (mid cap), and Russell 2000 (small cap) indices. The Adviser seeks to reduce risk by using a combination of tactical investment strategies and active hedging comprised of short positions in index futures contracts or ETFs. The degree to which the long portfolio is hedged is governed by factors such as targeted risk level, target beta exposures, the number of security positions in the portfolio and market volatility.

The Fund may use Equity Derivative Instruments as a substitute for investing in conventional securities and for investment purposes to increase its economic exposure to a particular security or index in a cost- effective manner. The Fund may gain some or all its equity exposure through the use of Equity Derivative Instruments. The Fund’s use of Equity Derivative Instruments, swaps and certain other Instruments will have the economic effect of financial leverage. Financial leverage magnifies exposure to the swings in prices of an asset underlying an Equity Derivative Instrument and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use Equity Derivative Instruments that have a leveraging effect. Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to an asset and may cause the Fund’s NAV to be volatile. For example, if the Adviser seeks to gain enhanced exposure to a specific asset through an Equity Derivative Instrument providing leveraged exposure to the asset and that Equity Derivative Instrument increases in value, the gain to the Fund will be magnified; however, if that investment decreases in value, the loss to the Fund will be magnified. A decline in the Fund’s assets due to losses magnified by the Equity Derivative Instruments providing leveraged exposure may require the Fund to liquidate portfolio positions to satisfy its obligations, to meet redemption requests or to meet asset segregation requirements when it may not be advantageous to do so. There is no assurance that the Fund’s use of Equity Derivative Instruments providing enhanced exposure will enable the Fund to achieve its investment objective. The Fund may, but is not required to, hedge with financial futures/forwards, including currencies and interest rates.

Futures Strategy. The Futures strategy employs a trend following strategy (identifying opportunities as prices trend up and down) similar in general concept to the managed futures industry at large. The strategy is systematic and rules based. The Adviser will consider a variety of exchange traded futures contracts and forward contracts. The Fund’s holdings, either direct or held through a wholly-owned and controlled subsidiary (the “Subsidiary”), will generally be diversified across the equities, energies, interest rates, grains, meats, soft commodities (such as sugar, coffee, and cocoa), currencies, and metals sectors; and will also be diversified across North America, Asia, Europe, Australia, and potentially Africa and South America. Through its investment in futures contracts and forward contracts, the Adviser seeks to capture long term trends in the global financial markets and commodities. Futures and forward contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.

The Fund may invest up to 30% of its assets (whether directly or through the Subsidiary) pursuant to the Futures Strategy. The Fund may invest up to 25% of its total assets in the Subsidiary. Assets in the Fund’s Subsidiary will be invested in commodity-related derivatives. The Fund may also invest directly in such instruments and certain financial-related derivatives. Additionally, the Fund will, at times, purchase options on futures contracts, to cover the potential obligation regarding delivery of assets specified in the contracts.

The Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, the Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions.

Fixed Income Strategy. The Fixed Income strategy is designed to generate absolute returns from interest income with less volatility than equity markets by investing primarily in U.S. Dollar-denominated fixed income securities including: (1) obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, (2) bonds, notes, or similar debt obligations issued by U.S. or foreign corporations, (3) U.S. asset-backed securities (“ABS”) and (4) U.S. structured notes. The Fund restricts fixed income securities to those having a short-term rating of prime (highest short-term debt category) and/or a long-term rating of investment grade (BBB- or higher). The fixed income portion of the Fund’s portfolio will be invested without restriction as to individual security maturity, but the average duration (a measure of interest rate risk similar to maturity) of the fixed income portfolio will not exceed 5 years. The Fund may invest up to 100% and generally invests between 50-90% of its assets pursuant to the Fixed Income Strategy and/or in cash and cash equivalents, although it reserves the right to invest up to 100% of its assets pursuant to the Fixed Income Strategy and/or in cash and cash equivalents.

Other Strategies.

The Fund is non-diversified.

The Fund may engage in frequent trading of its portfolio securities.

A portion of the Fund’s assets may be held in short-term fixed income securities and cash or cash equivalents including, but not limited to, money market instruments, U.S. treasury bills, or shares of money market or short-term bond funds. The Fund may maintain significant amounts in cash and cash equivalents when the Adviser reduces the Fund’s market exposures. The Fund will routinely invest more than 5% of its assets in fixed income securities. The purpose of these investments is to capture the yield on excess cash and there is no limit on the amount of these investments.

The Fund may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, and high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic or political conditions. This may result in the Fund not achieving its investment objectives during that period.

For longer periods of time, the Fund may hold a substantial cash position. If the market advances during periods when the Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested. To the extent that the Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund’s advisory fees and operational expenses.

3.       Principal Risks

Effective June 15, 2020, in connection with the Fund’s implementation of the multi-strategy approach described above, the following risks will be added as principal risks of the Fund under the heading “Principal Risks” in the Summary Section of the Prospectus and “Principal Risks of Investing in the Fund” in the Statutory Section of the Prospectus.

Summary Section

•	Commodities Risk: Investing in the commodities markets (directly or indirectly) may subject the Fund to greater volatility than investments in traditional securities. Commodity prices may be influenced by unfavorable weather, animal and plant disease, geologic and environmental factors as well as changes in government regulation such as tariffs, embargoes or burdensome production rules and restrictions.
•	Regulatory Change Risk: The Adviser has, on behalf of the Fund, filed a notice with the National Futures Association claiming an exemption from certain of the CFTC’s reporting and disclosure requirements in accordance with Part 4 of the CFTC regulations. If, in the future, the Adviser determines that it is not eligible for this exemption or other relief from CFTC regulation, the Fund will be required to comply with CFTC regulations regarding disclosure and reporting. Compliance with such requirements will likely increase the costs associated with an investment in the Fund.

•	Tax Risk: Certain of the Fund’s investment strategies, including transactions in options, futures contracts, forward contracts, swap contracts and hedging transactions, may be subject to the special tax rules, the effect of which may have adverse tax consequences for the Fund. Also, while investing in commodities indirectly through the Subsidiary, will permit the Fund to obtain exposure to the commodities markets, because the Subsidiary is a controlled foreign corporation, any income received from its investments will be passed through to the Fund as ordinary income, which may be taxed at less favorable rates than capital gains. Additionally, the Internal Revenue Service (“IRS”) has issued a number of private letter rulings to other mutual funds (unrelated to the Fund), which indicate that certain income from a fund’s investment in a wholly-owned foreign subsidiary would constitute “qualifying income” for purposes of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). However, the IRS has suspended issuance of any further letters on this issue in 2011, and in 2016 added this issue to its list of issues on which it would not provide private letter ruling guidance to taxpayers. In connection with this ‘no rule’ decision, the Internal Revenue Service revoked many of these prior letter rulings as being inconsistent with its current ‘no-rule’ private letter ruling policy, but did not otherwise appear to repudiate the actual technical analysis it applied in the prior rulings. If the IRS were to change its position with respect to the technical analysis and conclusions reached in those revoked private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years.

•	Wholly-Owned Subsidiary Risk: The Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. The Adviser has, on behalf of the Subsidiary, filed a notice with the National Futures Association claiming exemption from the CFTC’s reporting requirements in accordance with Part 4 of the CFTC Regulations pursuant to no-action relief for certain subsidiaries of registered investment companies. Under this no-action letter guidance, the CFTC provides relief relating to CFTC disclosure requirements for commodity pools, such as the Subsidiary, that are wholly-owned subsidiaries of registered investment companies (such as the Fund). The Adviser also claims exemption from the CFTC’s disclosure requirements in accordance with Part 4 of the CFTC Regulations, which provide relief relating to CFTC disclosure and reporting requirements for commodity pools, such as the Subsidiary, that are operated by a CPO that is the same as, controls, is controlled by or is under common control with the CPO of an offered pool (such as the Fund). Changes in the laws or regulations of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary.

Although only 25% of the Fund’s assets may be invested in the Subsidiary, that portion of the Fund’s assets may be highly leveraged, which can magnify the Fund’s potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund’s share price.

Statutory Section

Commodity Risk: The Fund’s exposure to the commodities markets may subject the Fund to greater volatility than investments in traditional securities. The value of commodity-linked derivative instruments, commodity-based exchange traded trusts and commodity-based exchange traded funds and notes may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or sectors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political and regulatory developments. Commodity interest contracts are typically traded on margin. This means that a small amount of capital can be used to invest in contracts of much greater total value. The resulting leverage means that a relatively small change in the market price of a contract can produce a substantial loss. Like other leveraged investments, any purchase or sale of a contract may result in losses in excess of the amount invested in that contract. The Subsidiary may lose more than its initial margin deposits on a trade.

Regulatory Change Risk: The Adviser has, on behalf of the Fund, filed a notice with the National Futures Association claiming an exemption from certain of the CFTC’s reporting and disclosure requirements in accordance with Part 4 of the CFTC Regulations. If, in the future, the Adviser determines that it is not eligible for this exemption or other relief from CFTC regulation, the Fund will be required to comply with CFTC regulations regarding disclosure and reporting. Compliance with such requirements will likely increase the costs associated with an investment in the Fund.

Tax Risk: The Fund’s short sales and transactions in futures contracts, forward contracts and swap contracts will be subject to special tax rules (including mark-to-market, constructive sale, wash sale and short sale rules) the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could, therefore, affect the amount, timing and character of distributions to the Fund’s shareholders. The Fund’s use of such transactions may result in the Fund realizing more short-term capital gains (subject to tax at ordinary income tax rates) and ordinary income subject to tax at ordinary income tax rates than it would if it did not engage in such transactions Additionally, by investing in commodities indirectly through the Subsidiary, the Fund will obtain exposure to the commodities markets within certain federal tax requirements that apply to the Fund. Specifically, the Subsidiary is expected to provide the Fund with exposure to the commodities markets within the current limitations of the federal tax requirements of Subchapter M of the Code. Sub-chapter M requires, among other things, that at least 90% of the Fund’s income be derived from securities or derived with respect to its business of investing in securities (typically referred to as “qualifying income”). The Fund will make investments in certain commodity-linked derivatives through the Subsidiary because income from these derivatives is not treated as “qualifying income” for purposes of the 90% income requirement if the Fund invests in the derivative directly. The Internal Revenue Service (“IRS”) issued a number of private letter rulings to other mutual funds (unrelated to the Fund), indicating that certain income from a fund’s investment in a wholly-owned foreign subsidiary would constitute “qualifying income” for purposes of Subchapter M. The IRS, however, suspended issuance of any further private letter rulings of this type in 2011, and in 2016 added this issue to its list of issues on which it would not provide private letter ruling guidance to taxpayers. In connection with this ‘no rule’ decision, the IRS revoked many of these prior letter rulings as being inconsistent with its current ‘no-rule’ private letter ruling policy, but did not otherwise appear to repudiate the actual technical analysis it applied in the prior rulings. The Fund believes that the prior private letter rulings evidenced both a correct interpretation of the existing consistently applied to a number of similarly situated mutual funds. Accordingly, the Fund intends to treat the income derived from its investment in the Subsidiary as “qualifying income” for purposes of Subchapter M. As a result, if the IRS were to change its position with respect to the conclusions reached in its private letter rulings (which change in position might be applied to the Fund retroactively), the income from the Fund’s investment in the Subsidiary might not be qualifying income, and the Fund might not qualify as a regulated investment company for one or more years. In such event, the Fund’s Board of Trustees would consider what action to take in the best interests of shareholders.

Wholly-Owned Subsidiary Risk: The Subsidiary will not be registered under the 1940 Act and, unless otherwise noted in this Prospectus, will not be subject to all of the investor protections of the 1940 Act. The Adviser has, on behalf of the Subsidiary, filed a notice with the National Futures Association claiming exemption from the CFTC’s reporting requirements in accordance with Part 4 of the CFTC Regulations pursuant to no-action relief for certain subsidiaries of registered investment companies. Under this no-action letter guidance, the CFTC provides relief relating to CFTC disclosure requirements for commodity pools, such as the Subsidiary, that are wholly-owned subsidiaries of registered investment companies (such as the Fund). The Adviser also claims exemption from the CFTC’s disclosure requirements in accordance with Part 4 of the CFTC Regulations, which provide relief relating to CFTC disclosure and reporting requirements for commodity pools, such as the Subsidiary, that are operated by a CPO that is the same as, controls, is controlled by or is under common control with the CPO of an offered pool (such as the Fund). Changes in the laws or regulations of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. Your cost of investing in the Fund will be higher because you indirectly bear the expenses of the Subsidiary.

The Fund, by investing in the Subsidiary, will not have all of the protections offered to investors in registered investment companies. However, the Fund wholly owns and controls the Subsidiary. The investments of the Fund and Subsidiary are both managed by the Adviser, making it unlikely that the Subsidiary will take action contrary to the interests of the Fund or its shareholders. The Board of Trustees has oversight responsibility for the investment activities of the Fund, including its investment in the Subsidiary, and the Fund’s role as the sole shareholder of the Subsidiary. Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and Subsidiary, respectively, are organized, could result in the inability of the Fund and/or Subsidiary to operate as described in this Prospectus and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, Fund shareholders would likely suffer decreased investment returns.

4.        Statement Additional Information

Effective June 15, 2020, in connection with the Fund’s implementation of the multi-strategy approach described above, the following disclosure will replace the current disclosure under “Investment Policies, Strategies and Associated Risks - Wholly-Owned Subsidiary”:

Wholly-Owned Subsidiary

The Fund may invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary (the “Subsidiary”), which is expected to invest primarily in commodity and financial futures and option contracts, as well as fixed income securities and other investments intended to serve as margin or collateral for the Subsidiary’s derivatives positions. As a result, the Fund may be considered to be investing indirectly in these investments through the Subsidiary. For that reason, and for the sake of convenience, references in this Statement of Additional Information to the Fund may also include the Subsidiary.

The Subsidiary will not be registered under the 1940 Act but, will be subject to certain of the investor protections of that Act, as noted in this Statement of Additional Information. The Adviser has, on behalf of the Subsidiary, filed a notice with the CFTC and the National Futures Association claiming exemption from the CFTC’s reporting requirements in accordance with Part 4 of the CFTC regulations pursuant to no-action relief for certain subsidiaries of registered investment companies.  Under this no-action letter guidance, the CFTC provides relief relating to CFTC reporting requirements for commodity pools, such as the Subsidiary, that are wholly-owned subsidiaries of registered investment companies (such as the Fund).  The Adviser also claims exemption from the CFTC’s disclosure and reporting requirements in accordance with Part 4 of the CFTC regulations, which provide relief relating to CFTC disclosure and reporting requirements for commodity pools, such as the Subsidiary, that are operated by a commodity pool operator that is the same as, controls, is controlled by or is under common control with the commodity pool operator of an offered pool (such as the Fund).

Changes in the laws of the United States and/or the Cayman Islands, under which the Fund and the Subsidiary, respectively, are organized, could result in the inability of the Fund and/or the Subsidiary to operate as described in this Statement of Additional Information and could negatively affect the Fund and its shareholders. For example, the Cayman Islands does not currently impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax on the Subsidiary. If Cayman Islands law changes such that the Subsidiary must pay Cayman Islands taxes, the Fund shareholders would likely suffer decreased investment returns.

Please retain this Supplement with your Prospectus and SAI for future reference. These documents are available upon request and without charge by calling the Fund at 1-855-294-7540.